Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges		Fiscal Year Ended June 30,
(In thousands)	2015	2014	2013	2012	2011
Fixed Charges:
Interest expense	$6,368	$7,332	$2,392	$2,120	$511
Capitalized interest	2,161	—	—	—	323
Estimate of interest within rental expense	295	193	108	84	217

Fixed Charges	$8,824	$7,525	$2,500	$2,204	$1,051

Earnings:
Add:
Loss before income taxes	$(90,849)	$(57,899)	$(63,198)	$(52,302)	$(40,682)
Fixed charges	8,824	7,525	2,500	2,204	1,051
Less:
Capitalized interest	(2,161)	—	—	—	(323)

Deficiency of earnings to cover fixed charges	$(84,186)	$(50,374)	$(60,698)	$(50,098)	$(39,954)

Ratio of earnings to fixed charges[1]	—	—	—	—	—

[1]	Earnings for the fiscal years ended June 30, 2015, 2014, 2013, 2012, and 2011 were inadequate to cover fixed charges and accordingly, no ratio to fixed charges is disclosed for those periods.